5 January 2009

To:

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Re:

Strathmore Minerals Corp.

We have read the Notice of Change of Auditor (the "Notice") dated December 19, 2008 delivered to us by Strathmore Minerals Corp. (the "Company") in respect of the Company's determination that Deloitte & Touch LLP will no longer serve as the auditor of the Company and that Ernst & Young LLP has been recommended for appointment to the office of auditor of the Company at the next annual general meeting of the shareholders of the Company.

Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, please accept this letter as confirmation by Ernst & Young LLP that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein that pertains to this Firm.

Very truly yours,

Chartered Accountants

Licensed Public Accountants

Cc:

Strathmore Minerals Corp.

Deloitte & Touche LLP